

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

Via E-Mail

Mr. Bradley E. Sparks
Chief Financial Officer
Laredo Oil, Inc.
2203 Townes Lane
Austin, Texas 78703

> **Re:** **Laredo Oil, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed September 14, 2010**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2010**
> **Filed October 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2010**
> **Filed January 14, 2011**
> **File No. 333-153168**

Dear Mr. Sparks,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2010

General

1.   As noted in these comments, you provide incomplete or inconsistent disclosure throughout your document.   For example, you refer on page 5 to "Our oil and natural gas exploration, production, transportation and marketing activities," despite the fact that you do not have any properties and have not engaged in any drilling. For the same reason, it is unclear why you discuss regulation in the states of Texas, Oklahoma, Arkansas and Montana (page 5), or "regulations that may affect us, our suppliers, and our customers"

(page 6). Please substantially revise your report so that the disclosure you provide is current, accurate and complete.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

2.   Please revise to include disclosure regarding the current status of the company's operations. For instance, we note your disclosure at page 7 that "[t]he Company has done extensive research and has identified approximately 100 oil fields within the United States qualified for [Underground Gravity Drainage] recovery methods." Describe this "extensive research," and disclose whether you have engaged in any other activities besides research in terms of implementing your new business plan relating to oil exploration.

3.   We note your disclosure at page 8 that you estimate that you will require up to $50 million be able to acquire two mature oil fields and implement your enhanced oil recovery technique in the smaller of the two fields. Further, you disclose that you intend to raise funds through private placements of the company's stock and through borrowing. Please describe in greater detail your objectives and how you plan to spend your capital for the next twelve months.

Security Ownership of Certain Beneficial Owners and Management, page 12

4.   Please provide the names of Mr. See's sister and spouse listed in the footnotes to your Security Ownership of Certain Beneficial Owners table.

Financial Statements

Note 7 – Stockholders' Equity, page F-10

5.   We note you issued 37,500,013 shares of your common stock as consideration for services rendered on October 19, 2009 and valued these shares based on the per share acquisition price paid by Mr. See to acquire Ms. Farrell's interest in the company on October 16. 2009. Please address the following points with respect to this transaction:

   - Tell us why you assigned a per share value of $0.012 to these 37,500,013 shares. In addition, tell us how this share price compares to the listed trading price of your stock on October 19, 2009.
   - Please list the recipients of these shares. For each recipient indicate the number of shares issued and describe the type of services rendered.
   - Please tell us why this transaction did not result in a change in control of the Company as the shares issued in this transaction appear to represent greater than 50% of your total outstanding shares.

Note 8 – Notes Payable, page F-10

6.   We note you disclose that the Subordinated Convertible Promissory Notes are "…at the option of the holder, are either redeemable at par or convertible at a 20% discount to securities sold in a future financing greater than $7.5 million…" Please confirm that the conversion of these notes into common stock is contingent upon the occurrence of a future financing and are not otherwise convertible.

In addition, you disclose that you recorded a financing premium in conjunction with the issuance of these notes. Please tell us what this premium represents, where it is reflected on your balance sheet and what accounting guidance you applied when recording it.

7.   We also note that the exercise price of the warrants attached to the Subordinated Convertible Notes "…will be equal to the lesser of the conversion price of the Note or $2.00…." As it appears these warrants contain exercise price adjustment features, please provide a detailed analysis that explains how you applied the guidance of FASB ASC Subtopic 815-40 for purposes of determining the appropriate accounting, valuation and classification of these instruments. This comment also applies to the warrants issued to Seaside 88, LP and Sutter Securities Incorporated on July 26, 2010 as they also appear to have exercise price adjustment features.

Form 10-Q for the Interim Period Ended November 30, 2010

Controls and Procedures, page 13

8.   Please revise your disclosure to state whether there was any change in your internal control over financial reporting that occurred *during the last fiscal quarter* that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, to comply with Item 308(c) of Regulation S-K.

Note 7 – Stockholders' Equity, page 10

9.   We note that you entered into a Stock Purchase Agreement with Seaside 88 LP for the private placement of 1,000,000 shares of your common stock at $0.50 per share on July 26, 2010. Please tell us the reasons for issuing these shares at below market value as we note your common stock traded at $1.13 per share on July 26, 2010

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476, or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or in his absence, Alexandra Ledbetter at (202) 551-3317 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

 H. Roger Schwall
Assistant Director